[	News Release
TSX:RMX | NYSE Amex:RBY February 3, 2010

 More High-Grade Gold at Rubicon’s F2 Gold Zone, Red Lake, Ontario
-includes 1.89 oz/ton gold over 11.6 feet, 0.6 oz/ton over 46.9 feet plus new intercepts at a vertical depth 1328 metres in the F2 main core area

Rubicon Minerals Corporation (RMX.TSX: RBY.NYSE-AMEX) is pleased to provide an update of diamond drilling from its 100%-owned Phoenix Gold Project, located in the heart of the prolific Red Lake Gold District of Ontario. New drill holes have intersected numerous high-grade and broad gold-bearing intercepts which further expand the F2 Gold System where approximately 100,000 metres of drilling have been completed to date (see news releases since March 12, 2008 and www.rubiconminerals.com for details). Ongoing exploration is part of a 158,000 metre drill program to test and infill  a 1200-metre by 1600-metre target area, referred to as the ‘9X drill plan’. Significant new drill results are summarized below and all new results are presented in Table 1 and Figures 1 and 2.

Southern Extension Area– wide zone of high-grade gold

•
Underground drill hole 122-40 intersected 0.60 oz/ton gold over 46.9 feet (20.7 g/t gold over 14.3 metres). Visible gold was noted in a number of sections of drill core, including abundant visible gold within a high-grade section of 14.40 oz/ton gold over 1.6 feet (493.6 g/t gold over 0.5 metres). This intercept is located in the southern part of the F2 Gold System (Figures 1 and in target area 3 of the 9X target area on Figure 2), approximately 754 feet (230 metres) south and 682 feet (208 metres) above the previously reported 122-10 which included 0.40 oz/ton gold over 147.3 feet (13.7 g/t gold over 44.9 metres) containing numerous higher grade subintervals (see news release dated September 14, 2009). Taken together, these holes imply significant potential for both high-grade and broad gold zones in the southern extension of the F2 Gold System. Ongoing drilling will continue to test this priority target area.

Central Area – high-grade gold 2637 feet below surface in the core area of drilling

•
Underground drill hole 122-39 intersected 1.89 oz/ton gold over 11.6 feet (64.9 g/t gold over 3.5 metres) including a high-grade section of 12.97 oz/ton gold over 1.6 feet (444.7 g/t gold over 0.5 metres) in target area 2 of the 9X target area (Figure 2). This hole was designed to test below the core area of F2 drilling and further confirms the presence of significant grades well below the core area of drilling.

Deep Central Area – Additional new high-grade at depth

•
Surface drill hole F2-64-W2, designed to test deeper parts of the 9X target area, intersected 0.49 oz/ton gold over 11.0 feet (16.8 g/t gold over 3.4 metres) and 0.33 oz/ton gold over 4.9 feet (11.2 g/t gold over 1.5 metres) including several high grade sub intervals (Table 1). These intercepts are in target area 7 of the 9X target area (Figure 2) and are 4357 feet (1328 metres) below surface in the core area of F2 drilling. The drill hole provides continued confirmation of the depth potential of the F2 gold system.

Hanging Wall Area – Additional new high-grade gold

•
Surface drill hole HW-3 intersected 1.81 oz/ton gold over 3.3 feet (62.0 g/t gold over 1.0 metres) in the area of previous high-grade gold intercepts in drill holes F2-39 (91.91 oz/ton gold over 1.6 feet) and F2-64 (1.25oz/ton gold over 6.6 feet). These shallow, high-grade gold intercepts in target area 3 of the 9X target area (Figure 2) suggest the emergence of another new zone within the hanging wall of the F2 system (Figure 1) that will be tested with additional drilling.

“This first batch of results from our ongoing 158,000 metres drill program point to a significant expansion of the F2 gold system laterally and to depth. Our technical team has developed a solid understanding of the geological controls on the gold system which is paying dividends.” said David Adamson, President and CEO.
Table 1: Assay Results
Hole	Depth to Centre of Intercept (m)	Gold (g/t)	Width (m)	Gold (oz/t)	Width (ft)	9X Target Area
122-28	625	13.2	3.0	0.39	9.8	5
122-29	320	3.3	8.5	0.10	27.9	4
122-29	391	3.9	3.0	0.11	9.8	4
122-29	404	7.9	2.0	0.23	6.6	4
incl.	404	10.2	1.0	0.30	3.3	4
122-30	No significant assays
122-31	Anomalous
122-33	Lost hole
122-34	270	3.6	3.3	0.11	10.8	1
122-36	Lost hole
122-37	No significant assays
122-38	184	4.2	9.9	0.12	32.6	1
incl.	185	16.2	2.0	0.47	6.6	1
122-39	804	64.9	3.5	1.89	11.6	2
incl.	803	444.7	0.5	12.97	1.6	2
122-40	459	24.6	1.0	0.72	3.3	3
122-40	467	20.7	14.3	0.60	46.9	3
incl.	470	493.6	0.5	14.40	1.6	3
F2-64-W2	1323	16.8	3.4	0.49	11.0	7
incl.	1322	29.6	0.7	0.86	2.3	7
or incl.	1324	54.1	0.5	1.58	1.6	7
F2-64-W2	1328	11.2	1.5	0.33	4.9	7
incl.	1329	29.1	0.5	0.85	1.6	7
HW-3	69	62.0	1.0	1.81	3.3	3
Holes with the prefix ‘122’ were drilled from underground, all other holes are drilled from surface. Assays are uncut. Results satisfy the following criteria: >10.0 gram gold x metre product and >3.0 g/t gold.  A complete listing of results to date for the F2 Zone is available at www.rubiconminerals.com.

Rubicon Minerals Corporation is a well-funded exploration and development company, focused on exploring for gold in politically safe jurisdictions with high geological potential. Rubicon controls over 65,000 acres of prime exploration ground in the prolific Red Lake gold district of Ontario which hosts Goldcorp's high-grade, world class Red Lake Mine. In addition to its Red Lake holdings, Rubicon also controls over 380,000 acres surrounding the Pogo Mine in Alaska as well as 225,000 acres in northeast Nevada. Rob McEwen, President and CEO of McEwen Capital and former Chairman and CEO of Goldcorp, owns 21.4% of the issued shares of the Company.

RUBICON MINERALS CORPORATION
"David W. Adamson"
President & CEO

Figure 2: Composite Long Section Looking Northwest and 9X Target Area Outlines

SW
NE
Mine Shaft
0 m
Lake Surface
-150 m
-350 m
-550 m
-750 m
-950 m
-1150 m
-1350 m
-1550 m
-1750 m
HW-3
62.0 / 1.0
122-38
4.2 / 9.9
incl 16.2 / 2.0
122-34
3.6 / 3.3
122-40
24.6 / 1.0
122-29
3.3 / 8.5
122-40
20.7 / 14.3
incl 493.6 / 0.5
122-29
3.9 / 3.0
122-29
7.9 / 2
incl 10.2 / 1.0
122-28
13.2 / 3.0
122-39
64.9 / 3.5
incl 444.7 / 0.5
F2-64-W2
16.8 / 3.4
incl 29.6 / 0.7
or 54.1 / 0.5
F2-64-W2
11.2 / 1.5
incl 29.1 / 0.5
3
1
4
5
2
6
8
7
9
Gold Assay Results
New Results
Greater than 30 g/t Au
Between 15 - 30 g/t Au
Between 3 - 15 g/t Au
Previous Results
Greater than 30 g/t Au
Between 15 - 30 g/t Au
Between 3 - 15 g/t Au
F2-63
14.2 / 1.0
Hole ID
Au (g/t) / Metre
0
100
200
Metres

All data points on this figure satisfy the following cut off criteria: >10.0 gram * metre product and >3.0g/t gold.

Assaying and Qualified Person
Assays were conducted on sawn NQ-sized half core sections. Further drilling is required before the true widths of reported intercepts can be determined. The saw blade is routinely cleaned between samples when visible gold is noted during logging and sampling of the drill core. Assays were conducted by SGS Minerals Services using standard fire assay on a 30 gram (1 assay ton) sample with a gravimetric finish procedure. Assays are uncut as is standard practice in Red Lake. Standards, blanks and check assays were included at regular intervals in each sample batch. Gold standards were prepared by CDN Resource Laboratories Ltd. Work programs in this release were supervised by Terry Bursey, P.Geo. Regional Manager for Rubicon and the project Qualified Person under the definition of NI 43-101.

Forward Looking Statements
This news release contains statements that constitute “forward-looking statements” within the meaning of Section 21E of the United States Securities Exchange Act of 1934 and “forward looking information” within the meaning of applicable Canadian provincial securities legislation (collectively, “forward-looking statements”) .  Forward-looking statements often, but not always, are identified by the use of words such as “seek”, “anticipate”, “believe”, “plan”, “estimate”, “expect”, “targeting” and “intend” and statements that an event or result “may”, “will”, “should”, “could”, or “might” occur or be achieved and other similar expressions.  Forward-looking statements in this document include statements regarding the timing and nature of future exploration programs which are dependent on projections which may change as drilling continues.  In addition, areas of exploration potential are identified which will require substantial drilling to determine whether or not they contain similar mineralization to areas which have been explored in more detail. The description of the extent of mineralized zones is not intended to imply that any economically mineable estimate of reserves or resources exists on the Phoenix project. Similarly, although geological features of the F2 Zone are interpreted to show similarities to nearby gold producing mines owned by third parties, this should not be interpreted to mean that the F2 zone has, or that it will, generate similar reserves or resources. Significant additional drilling is required at F2 to fully understand system size before a meaningful resource calculation can be completed.

The forward-looking statements that are contained in this news release are based on various assumptions and estimates by the Company and involve a number of risks and uncertainties.  As a consequence, actual results might differ materially from results forecast or suggested in these forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.  Factors that could cause the actual results to differ include market prices, results of exploration, availability of capital and financing on acceptable terms, inability to obtain required regulatory approvals, unanticipated difficulties or costs in any rehabilitation which may be necessary,  market conditions and general business, economic, competitive, political and social conditions.  These statements are based on a number of assumptions, including assumptions regarding general market conditions, timing and receipt of regulatory approvals, the ability of the Company and other relevant parties to satisfy regulatory requirements, the availability of financing for proposed transactions and programs on reasonable terms and the ability of third-party service providers to deliver services in a timely manner.   Although the Company has attempted to identify important factors that could cause actual results to differ materially from those expressed or implied in forward-looking statements, there may be other factors which cause actual results to differ.

Forward-looking statements contained herein are made as of the date of this news release and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise, except as required by applicable securities laws.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.

PR10-02                                                       For more information, contact Bill Cavalluzzo, VP-Investor Relations, Toll free: 1.866.365.4706
E-mail: bcavalluzzo@rubiconminerals.com  |  www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 1540–800 West Pender Street | Vancouver BC, CANADA  V6C 2V6
_______________________________________________________________________________________________________
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